PRESS RELEASE                                           EXHIBIT 4
For Further Information Contact:

American Vision Centers, Inc.:
Seth Poppel, Chairman
212-385-1000
or
NuVision, Inc.:
Jonathan Raven, President
810-767-0900

FOR IMMEDIATE RELEASE

FLINT, MI (April 28, 1995)--American Vision Centers, Inc. ("AVC") and NuVision, Inc. (NUVI-Nasdaq/NMS) today announced that they have entered into an agreement pursuant to which AVC would purchase all the outstanding shares of NuVision, Inc. for $7.60 per share in cash, or approximately $21 million. A definitive merger agreement was entered into by the parties following unanimous approval by NuVision's board of directors. NuVision, which is a major retailer of prescription and non-prescription eyecare products and related services with annual systemwide sales of approximately $60 million and 126 retail outlets, has approximately 2.7 million shares outstanding.

The merger agreement calls for a subsidiary of AVC to make a cash tender offer promptly for all outstanding shares of common stock of NuVision at a price of $7.60 per share. The tender offer will be followed as soon as possible by a cash merger in which each share of NuVision not acquired in the tender offer or otherwise will be converted into the right to receive $7.60 in cash. The tender offer is scheduled to commence the week of May 1, 1995.

AVC also stated that it has entered into a shareholder agreement with Dr. Eli Shapiro, Chairman, Chief Executive Officer and founder of NuVision, and his wife, pursuant to which they have agreed to tender all of their NuVision shares, representing approximately 40% of NuVision's outstanding shares on a fully diluted basis, into the AVC offer, and to vote for the merger if necessary.

AVC is the largest all-franchise optical chain in the United States, and is headquartered in New York.

Seth Poppel, Chairman of AVC, stated "We are excited by the prospect of having a major market position in three key geographic areas with over 190 stores and system sales of $90 million. The company will be well positioned to compete effectively in the enormously attractive but rapidly changing optical industry. We look forward to working with the



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fine NuVision management, and all of the NuVision professional staff and associates in providing the absolute highest quality eyecare and eyewear to the over one million patients we will jointly serve going forward."